JONES SODA CO.

66 South Hanford Street, Suite 150

Seattle, Washington 98134

March 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Jones Soda Co.
Registration Statement on Form S-1
File No. 333-263641

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Jones Soda Co. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Wednesday March 30, 2022, or as soon thereafter as possible.

Please notify Andrew Bond of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, at (310) 228-6155 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

JONES SODA CO.

By:	/s/ Mark Murray
Name:	Mark Murray
Title:	Chief Executive Officer and President